Exhibit 99.62

Rio Alto Drills 104 Meters Grading 0.97% Cu and 0.55 g/t Au

For Immediate Release	March 5, 2012

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX& BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to report assay results from 20 reverse circulation (“RC”) drill holes and 10 diamond drill (“DD”) holes completed after September 30, 2011 as part of the Company’s ongoing feasibility study for La Arena sulphide deposit at the Company´s La Arena Project located in La Libertad Region in northern Peru.

Significant intercepts from this drilling were:

HOLE ID	Intercept (m)	Copper Grade (%)	Gold Grade (g/t)
LA-D11-003	383	0.44	0.26
Including	70	0.60	0.34
	47	0.97	0.68
LA-D11-016	824	0.35	0.21
Including	166	0.57	0.37
	72	0.66	0.36
LA-D11-017	618	0.48	0.26
Including	76	0.54	0.31
	104	0.97	0.55
LA-D11-034	793	0.49	0.27
Including	180	0.73	0.45
	198	0.68	0.39

As part of the feasibility study for La Arena sulphide deposit, the Company expects to drill an additional 60,000 meters of DD drilling that will complete the database for the sulphide feasibility study resource estimate which is due to be updated in Q3, 2012. The drilling program is expected to be completed in August 2012.

Updated mineral resource estimates for the oxide and sulphide deposits comprising La Arena Project are described in the Company’s recently filed Technical Report (the “2011 Report”) with an effective date of September 30, 2011 prepared on behalf of the Company by Kirk Mining Consultants Pty Ltd. For additional information regarding the La Arena sulphide project and the updated mineral resource estimates please refer to Company’s January 5, 2012 news release and the 2011 Report, copies of which may be referenced within Rio Alto's SEDAR profile at www.sedar.com.

Sulphide Drilling Results

The results of the additional 10 DD holes (7,578 meters) and 20 RC holes (5,892 meters) of drilling completed by Rio Alto since the September 30, 2011 effective date for the current updated sulphide mineral resource are as follows:

HOLE ID	FROM	TO	Interval	Cu %	Au g/t	Ag g/t	Mo ppm
LA-D11-002	129	458	330	0.29	0.16	0.25	60
Including	264	300	37	0.43	0.26	0.20	30
	430	458	28	0.45	0.23	0.38	43
LA-D11-003	101	484	383	0.44	0.26	0.63	44
Including	130	200	70	0.60	0.34	0.63	28
	292	339	47	0.97	0.68	2.06	39
LA-D11-016	8	832	824	0.35	0.21	0.61	41
Including	161	218	57	0.38	0.26	0.66	59
	264	430	166	0.57	0.37	0.85	30
	612	684	72	0.66	0.36	1.65	65
LA-D11-017	12	48	36	0.13	0.11	0.14	42
LA-D11-017	82	700	618	0.48	0.26	0.79	61
Including	151	238	88	0.49	0.26	0.82	42
	414	490	76	0.54	0.31	0.63	76
	542	646	104	0.97	0.55	2.08	51
	681	700	19	0.46	0.22	1.05	137
LA-D11-021	87	839	752	0.31	0.20	0.53	61
Including	346	389	43	0.69	0.66	1.12	18
	758	803	45	0.51	0.23	0.32	237
LA-D11-022	8	658	650	0.29	0.17	0.55	91
Including	8	24	16	0.86	0.40	1.07	15
	118	424	306	0.34	0.19	0.86	107
LA-D11-023	112	809	697	0.23	0.14	0.64	40
Including	312	406	94	0.31	0.20	1.09	47
	508	576	68	0.33	0.15	0.84	50
	621	712	91	0.45	0.26	0.82	57
LA-D11-025	30	714	684	0.49	0.37	0.92	49
Including	30	112	82	0.68	0.60	2.03	20
	270	298	28	0.59	0.48	0.77	50
	348	582	234	0.73	0.52	1.14	31
LA-D11-031	24	160	136	0.82	0.68	2.31	33
LA-D11-031	274	346	72	0.12	0.07	0.40	63
LA-D11-031	374	391	17	0.20	0.15	0.39	112
LA-D11-031	500	916	416	0.39	0.21	1.02	45
Including	604	834	230	0.56	0.33	1.33	68
LA-D11-034	191	984	793	0.49	0.27	0.78	53
Including	242	280	38	0.68	0.36	0.78	26
	366	546	180	0.73	0.45	0.89	22
	640	838	198	0.68	0.39	1.25	48
LA-R11-023	14	210	196	0.19	0.21	0.33	35
Including	32	44	12	0.55	0.33	0.38	47
LA-R11-023	182	200	18	0.50	0.17	0.66	10
LA-R11-024	98	350	252	0.31	0.21	0.23	34
LA-R11-025	148	258	110	0.22	0.16	0.19	38
Including	188	230	42	0.28	0.20	0.29	35

HOLE ID	FROM	TO	Interval	Cu %	Au g/t	Ag g/t	Mo ppm
LA-R11-026	152	188	36	0.13	0.07	0.10	82
LA-R11-026	270	352	82	0.20	0.11	0.16	60
LA-R11-027	312	402	90	0.16	0.09	0.37	88
LA-R11-028	0	118	118	0.17	0.16	0.15	59
Including	0	16	16	0.31	0.18	0.13	76
LA-R11-028	160	402	242	0.16	0.14	0.36	12
LA-R11-029	10	208	198	0.62	0.54	0.85	25
Including	42	156	114	0.85	0.67	1.21	29
LA-R11-030	78	100	22	0.16	0.12	0.12	61
LA-R11-030	140	172	32	0.45	0.48	0.91	88
LA-R11-030	214	402	188	0.22	0.20	0.36	26
LA-R11-030	216	276	60	0.43	0.35	0.86	53
LA-R11-031	6	402	396	0.58	0.51	0.95	79
Including	34	74	40	0.87	0.69	2.38	24
	152	402	250	0.64	0.60	0.74	108
LA-R11-032	104	180	76	0.18	0.18	0.20	26
LA-R11-033	Below the Cut Off Grade
LA-R11-034	126	196	70	0.13	0.07	0.25	69
LA-R11-035	52	66	14	0.21	0.08	1.26	5
LA-R11-036	8	402	394	0.36	0.35	0.67	17
Including	242	396	154	0.60	0.58	1.02	16
LA-R11-037	18	402	384	0.37	0.27	0.68	65
Including	168	222	54	0.54	0.45	0.96	99
LA-R11-039	16	402	386	0.18	0.13	0.68	32
LA-R11-040	132	294	162	0.12	0.09	0.20	45
LA-R11-041	48	186	138	0.12	0.07	0.10	25
LA-R11-042	Below the Cut Off Grade

A map of drill hole locations and selected drill hole cross sections related to this press release maybe viewed at the following link.

The Company will release assay results for additional and future drill holes once the results have been compiled. The sulphide mineral resource is open at depth and in all directions. In addition to completing the sulphide feasibility study drill program, the Company intends to begin testing the extension of the sulphide mineralization at La Arena.

Quality Control and Assurance

Sampling of RC drilling and sample preparation for holes drilled by the Company were performed by Rio Alto personnel and carried out under strict protocols recommended in the Technical Report on the La Arena Project, Peru prepared on behalf of the Company by Coffey Mining Pty Ltd with an effective date of July 31, 2010 (“July 2010 Report”). Samples were taken every two meters and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%.

Sampling of DD holes and sample preparation for holes drilled by the Company were performed by Rio Alto personnel. In the case of each DD hole, an average depth of 450 to 500 meters was drilled with a HQ bit (63.5 mm core size), and the remainder of the hole drilled with a NQ bit (47.6 mm core size). Drill core sample recovery was generally in excess of 90%. The core boxes were washed and photographed. The sample intervals are every two meters, except where sampling is broken up on specific geological contacts. The core is split in half using a rock saw with half of the core sent for laboratory analysis and half of the core remaining in storage.

The QA/QC procedures employed for sampling and assaying of holes drilled by the Previous Owners is described in the July 2010 Report and was considered satisfactory. There is a rigorous QA/QC program over the chain-of-custody of samples and the insertion of blanks, duplicates and certified reference standards in each batch of samples. This procedure was implemented based on a recommended protocol from Coffey Mining in 2011.

Samples were shipped to CERTIMIN, in Lima, where they were processed and assayed. All gold assays were obtained by standard 50g fire assaying with AAS finish. All silver assays were obtained by Aqua-Regia dissolution followed by ICP measurement. All Cu and Mo assays were obtained by Aqua-Regia dissolution followed by ICP. Cu values over 10,000 ppm are assayed by Atomic Absorption. The Induced Coupled Plasma (ICP) technique provides assays for 35 elements. CERTIMIN is an ISO 9001:2008 certified laboratory.

Mr. Enrique Garay, M Sc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is the Qualified Person (as defined by NI 43-101) responsible for managing the Company’s exploration programs and disclosure of drilling results. Mr. Ian Dreyer, B.App. Sc.(AUSIMM 305241,CP), a Qualified Person (as defined by NI 43-101), formerly of Coffey Mining Pty Ltd, designed and reviewed the Quality Control and Assurance Program of the Company prepared the updated resource estimates set out in the 2011 Report. Mr. Garay and Mr. Dreyer have read and verified the scientific and technical information in this press release.

This news release contains certain forward-looking information including statements concerning the expected timing for the release of resource estimates and future exploration programs. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President &CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President &CEO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com